UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today informed the Mexican Stock Exchange that on March 11, 2020, CEMEX repurchased 25,359,299 CEMEX CPOs, at a weighted-average price of MXN5.639300 per CPO pursuant to the stock repurchase program approved at the annual general ordinary shareholders’ meeting held on March 28, 2019 (the “Program”). The total amount of CPO repurchases carried out today, excluding fees and value-added tax, was approximately MXN143 million (approximately U.S.$6.7 million based on an exchange rate of MXN21.2130 to U.S.$1.00 determined by Banco de México). CEMEX engaged Casa de Bolsa BBVA, S.A. de C.V. Grupo Financiero BBVA Bancomer to execute these CPO repurchases.

As required under the laws of Mexico, any future repurchases of CEMEX CPOs by CEMEX under the Program will be announced no later than the end of the business day following the date on which such repurchases are made. CEMEX expects to execute a portion of the approved size of the Program in compliance with its debt agreements and instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 11, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller